UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Profound Energy Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Paramount Energy Trust

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

74318R102

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

April 24, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated April 24, 2009 (the “Circular”)*
•	Letter of Transmittal and Election Form*
•	Notice of Guaranteed Delivery*
•	Notice of Extension dated June 1, 2009**
•	Notice of Extension dated June 15, 2009***
•	Notice of Extension and Variation dated June 17, 2009

*Previously furnished with Form CB filed with the Securities and Exchange Commission on April 27, 2009.

**Previously furnished with Form CB/A filed with the Securities and Exchange Commission on June 3, 2009.

**Previously furnished with Form CB/A filed with the Securities and Exchange Commission on June 16, 2009.

Item 2.	Informational Legends

See the cover page of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, upon the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

June 17, 2009

NOTICE OF EXTENSION AND VARIATION

by

1463072 ALBERTA LTD.

an indirect wholly-owned subsidiary of

PARAMOUNT ENERGY TRUST

of its

OFFER TO PURCHASE

all of the issued and outstanding Common Shares (together with associated Rights) of

PROFOUND ENERGY INC.

on the basis of, at the election of each holder of a Common Share:

(a)	Cdn. $1.34 in cash per Common Share (the “Cash Alternative”); or
(b)	0.394 of a trust unit of Paramount Energy Trust per Common Share (the “Unit Alternative”); or
(c)	any combination thereof;

subject, in each case, to pro ration as set forth in the Offer.

THE OFFER HAS BEEN AMENDED TO REDUCE THE MINIMUM TENDER CONDITION. THE OFFER HAS ALSO BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (CALGARY TIME) ON JUNE 30, 2009 (THE “EXPIRY TIME”).

1463072 Alberta Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of Paramount Energy Trust (“PET”), hereby gives notice that it has amended its offer dated April 24, 2009, as extended by notices of extension dated June 1, 2009 and June 15, 2009 (as extended, the “Offer”), to purchase all of the issued and outstanding common shares, together with associated Rights (the “Common Shares”) in the capital of Profound Energy Inc. (“Profound”), including the Common Shares which become outstanding upon exercise or conversion of Options, Performance Warrants and other securities of Profound convertible or exchangeable into Common Shares. The Offer has been amended by: (a) varying the Minimum Tender Condition from 66 2/3% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held as at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants, to 50.1% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held as at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants; and (b) extending the Expiry Time of the Offer from 8:00 a.m. (Calgary time) on June 29, 2009 to 8:00 a.m. (Calgary time) on June 30, 2009. Capitalized terms used herein but not defined in this Notice have the meanings set out in the take-over bid circular accompanying the Offer (the “Circular”).

This Notice of Extension and Variation (the “Notice”) should be read in conjunction with the Offer and accompanying Circular dated April 24, 2009 and the Notices of Extension dated June 1, 2009 and June 15, 2009. Except as otherwise set forth herein, the terms and conditions set forth in the Offer and Circular and the related Letter of Transmittal and Election Form and Notice of Guaranteed Delivery continue to be applicable in all respects. Unless the context otherwise requires, references in this Notice to the “Offer” mean the Offer and Circular, as amended by this Notice and the Notices of Extension dated June 1, 2009 and June 15, 2009.

Shareholders who have validly deposited and not withdrawn their Common Shares need not take any further action to accept the Offer. Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal and Election Form (which is printed on GREEN paper) or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal and Election Form, at the office of Computershare Investor Services Inc. (the “Depositary”) shown on the Letter of Transmittal and Election Form and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal and Election Form.

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, “Time for Acceptance” and “Manner of Acceptance”.

In the event the conditions to the Offer are satisfied as of 8:00 a.m. (Calgary time) on June 30, 2009, the Offeror intends to take up and pay that day for all deposited Common Shares. To the extent that the Offeror takes up and pays for deposited Common Shares on June 30, 2009 and depositing Shareholders thereby become holders of record of PET Units on June 30, 2009, through electing to receive PET Units and/or through proration under the Offer, such Shareholders will become eligible to receive the June distribution payable on July 15, 2009 on the PET Units in the amount of $0.05 per PET Unit.

Questions and requests for assistance may be directed to the Depositary or to Kingsdale Shareholder Services Inc. (the “Information Agent”) and additional copies of this document, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery (which is printed on YELLOW paper) may be obtained, without charge, on request from the Depositary or the Information Agent at their offices and telephone numbers shown in the Letter of Transmittal and Election Form and on the back page of this document. Questions and requests for assistance may be directed to the Information Agent at: 1-888-518-6554.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The PET Units to be issued pursuant to the Offer involve certain risks. For a discussion of these risk factors you should consider in evaluating the Offer, see “Risk Factors” in Annex “A” to the Offer and Circular.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States.

Financial statements included or incorporated by reference in the Offer and the Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence requirements, which differ from United States generally accepted accounting principles and United States auditing and auditor independence requirements. As a result, such financial statements may not be comparable to the financial statements of United States companies. Notwithstanding the foregoing, PET has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2008, and such Form 40-F includes a reconciliation of PET’s audited consolidated financial statements for the year ended December 31, 2008 to United States generally accepted accounting principles, as required by Form 40-F.

Data on oil and gas reserves included or incorporated by reference in the Offer and the Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (which are defined differently than SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves may be calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production may be reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Offer and Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

PET Units received pursuant to the Offer will be “restricted securities” under the U.S. Securities Act, and therefore subject to resale restrictions, to the same extent and proportion as the Common Shares of Profound being acquired in the Offer.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror, PET and the Administrator are located in Canada, and all of their officers and directors are residents of Canada. You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada. See Sections 18 and 19 of the Circular, “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in the open market or privately negotiated purchases, subject to Applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On June 17, 2009, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8794.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer and Circular, including statements made under Section 12 of the Offer, “Acquisition of Common Shares Not Deposited”, Section 13 of the Offer, “Market Purchases of Common Shares”, Section 3 of the Circular, “Background to and Reasons for the Offer”, Section 6 of the Circular, “Purpose of the Offer and Plans for Profound”, Section 7 of the Circular, “Arrangements Between PET or the Offeror and the Directors and Officers of Profound”, Section 13 of the Circular, “Source of Funds” and Section 14 of the Circular, “Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing” in addition to certain statements contained elsewhere in this document, the Offer and Circular or the documents incorporated therein by reference, are “forward looking statements” and are prospective. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “targets”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements are based on estimates and assumptions made by the Offeror and PET in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Offeror and PET believe are appropriate in the circumstances, including their expectations of the timing, and the terms and benefits of the proposed acquisition. Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including, without limitation, general business and economic conditions; the failure to meet certain conditions of the Offer; the ability to integrate the operations of Profound; the ability to realize upon any anticipated growth prospects and potential synergies; the timing and receipt of governmental approvals necessary to complete the Offer; the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable; the ability to attract and retain Profound employees following the acquisition; the ability to carry out the Offeror’s plans for Profound; legislative and/or regulatory changes; and other risk factors relating to PET that are discussed in greater detail in PET’s filings with the Canadian Securities Regulatory Authorities which are accessible on SEDAR at www.sedar.com. These factors should be considered carefully, and readers should not place undue reliance on the forward looking statements contained in, or incorporated by reference into, the Offer and Circular. The Offeror and PET disclaim any intention or obligation to update or revise any such forward looking statements, whether as a result of new information, future events or other circumstances, except to the extent required by applicable law.

NOTICE OF EXTENSION AND VARIATION OF OFFER

June 17, 2009

TO:	HOLDERS OF COMMON SHARES OF PROFOUND ENERGY INC.

By notice to the Depositary and as set forth in this Notice, the Offeror is varying the terms of the Offer by extending the time during which the Offer is open for acceptance and decreasing the Minimum Tender Condition. Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions of the Offer set forth in the Circular continue to be applicable and this Notice should be read in conjunction therewith. Capitalized terms used herein but not defined in this Notice have the meanings set out in the Circular.

1.    EXTENSION AND VARIATION OF OFFER

By notice to the Depositary and a news release issued on June 17, 2009, pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”, the Offeror has extended the time for acceptance of the Offer until 8:00 a.m. (Calgary time) on June 30, 2009, unless further extended. Accordingly, the definition of “Expiry Date” in the “Glossary” accompanying the Offer and Circular is deleted in its entirety and replaced with the following definition:

‘“Expiry Date” means June 30, 2009, unless the Offer is extended (pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;’

In addition, all references to June 29, 2009 in the previously amended Offer and Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery (to the extent such references refer to the Expiry Date) are amended to refer to June 30, 2009.

Reduction of Minimum Tender Condition

By notice to the Depositary and a news release issued on June 17, 2009, pursuant to Section 5 of the Offer, “Variation of Terms or Change in Information in the Offer or Circular”, the Offeror has amended the Offer by decreasing the Minimum Tender Condition as originally set out in the Offer. Accordingly, paragraph (a) of Section 4 of the Offer, “Conditions of the Offer” and the definition of Minimum Tender Condition referenced therein is deleted in its entirety and replaced with the following:

“(a)	there shall have been deposited under the Offer and not withdrawn at least 50.1% of the Common Shares outstanding on a fully diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants), other than any Common Shares held at the date of the Offer by or on behalf of PET or its affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants (the “Minimum Tender Condition”);”

The Offer, as varied, will remain open for acceptance until 8:00 a.m. (Calgary time) on June 30, 2009.

2.    TIME FOR ACCEPTANCE

The Offer is open for acceptance until 8:00 a.m. (Calgary time) on June 30, 2009 unless further extended or withdrawn. See Section 2 of the Offer, “Time for Acceptance”.

3.    MANNER OF ACCEPTANCE

Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

4.    TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”, as soon as practicable, but in any event not later than ten days after the Expiry Time. The Offeror is obligated to pay for Common Shares that it has taken up as soon as possible and in any event not later than the earlier of three business days after the Common Shares are taken up and ten days after the Expiry Time.

Any Common Shares deposited under the Offer after the first date on which the Offeror first takes up Common Shares under the Offer will be taken up and paid for not later than ten days after such deposit.

See Section 6 of the Offer, “Take up and Payment for Deposited Common Shares”.

5.    WITHDRAWAL OF DEPOSITED COMMON SHARES

Except as otherwise stated in Section 7 of the Offer, “Withdrawal of Deposited Common Shares”, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up and paid for by the Offeror;

(b)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the PET Units) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the time for deposit is extended for a period not later than ten days after the date of the notice of variation);

is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Canadian Securities Regulatory Authorities; or

(c)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

Any Common Shares withdrawn may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under Section 3 of the Offer, “Manner of Acceptance.”

6.	AMENDMENTS TO THE OFFER AND CIRCULAR, LETTER OF TRANSMITTAL AND ELECTION FORM AND NOTICE OF GUARANTEED DELIVERY

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery. Except as varied hereby, all terms of the Offer remain in effect, unamended.

7.    STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides securityholders of Profound with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

8.    APPROVAL OF NOTICE

The contents of this Notice have been approved and the sending, communication and delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

CERTIFICATE OF THE OFFEROR

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 17, 2009

1463072 ALBERTA LTD.

(Signed) Susan L. Riddell Rose President and Chief Executive Officer and Director	(Signed) Sebastian R. Cameron Vice President, Finance and Chief Financial Officer and Director

(Signed) Aaron Thompson Corporate Controller

CERTIFICATE OF PET

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 17, 2009

PARAMOUNT ENERGY TRUST, by its Administrator,

PARAMOUNT ENERGY OPERATING CORP.

(Signed) Susan L. Riddell Rose President and Chief Executive Officer	(Signed) Sebastian R. Cameron Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Karen Genoway Director	(Signed) Jack Peltier Director

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-888-518-6554

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Office of the Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

Toronto

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Calgary	Toronto

Watermark Tower Suit 600, 530 – 8th Avenue SW Calgary, AB T2P 3S8 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Inquiries

North America Toll Free: 1-800-564-6253

Outside North America Call: 1-514-982-7555

Fax: 1-905-771-4082

E-Mail: corporateactions@computershare.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paramount Energy Trust on April 27, 2009.

Any change in the name or address of the agent for service of process of Paramount Energy Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 17, 2009.

PARAMOUNT ENERGY TRUST By its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
Name:	Cameron R. Sebastian
Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Support Agreement (incorporated by reference to Exhibit 99.4 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).

2.1	Annual Information Form of Paramount Energy Trust for the year ended December 31, 2008, dated as of March 10, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.2	Audited comparative consolidated financial statements of Paramount Energy Trust and the notes thereto for the financial years ended December 31, 2008 and 2007, together with the report of the auditors thereon (incorporated by reference to Exhibit 99.3 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.3	Management’s Discussion and Analysis of Paramount Energy Trust’s annual consolidated financial statements for the financial year ended December 31, 2008 (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 12, 2009 (File No. 0-52083)).

2.4	Information Circular, dated March 20, 2008, in connection with the 2008 annual and special meeting of shareholders of Paramount Energy Trust (incorporated by reference to Exhibit 99.2 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 2, 2008 (File No. 0-52083)).

2.5	Material Change Report, dated April 7, 2009 (incorporated by reference to Exhibit 99.1 to Paramount Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 17, 2009 (File No. 0-52083)).